Exhibit (a)(4)

March 3, 2010

Dear Shareholders:

We are pleased to inform you that, on January 31, 2010, Global Med Technologies, Inc. (“Global Med”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), and Atlas Acquisition Corp., a Colorado corporation and wholly-owned subsidiary of Haemonetics (the “Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in the Purchaser’s Offer to Purchase (including the minimum tender condition) and the related materials previously mailed to you on February 19, 2010 by the Purchaser, the Purchaser has commenced a cash tender offer (the “Offer”) to purchase (1) all of the outstanding shares of our common stock, par value $0.01 per share (“Global Med Common Stock”) at a price of $1.22 per share in cash, net to the holders of Global Med’s Common Stock, and (2) all of the outstanding shares of our preferred stock, par value $0.01 per share (“Global Med Preferred Stock” and together with Global Med Common Stock, each a “Share,” and collectively, the “Shares”), at a price of $1,694.44 per share in cash (which equates to $1.22 per share on a converted to Global Med Common Stock basis), net to the holders of Global Med Preferred Stock. Enclosed is the Schedule 14D-9 that was prepared by Global Med and contains the recommendation of your board of directors with respect to the Offer and the Merger.

Unless subsequently extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, Boston, Massachusetts time, on March 18, 2010, after which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. If the Offer is successfully consummated, the Purchaser will merge with and into Global Med on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than any Shares held by a shareholder who has properly perfected his, her or its dissenters’ rights under applicable Colorado law) will be automatically cancelled and converted into the right to receive, in cash and without interest and subject to any required withholding taxes, $1.22 per share of Global Med Common Stock or $1,694.44 per share of Global Med Preferred Stock (or, if higher amounts are paid in the Offer, such higher amounts).

The terms of the Merger Agreement were negotiated by a special committee of independent directors of Global Med. Your board of directors (including all of the members of the special committee): (i) has declared the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger, advisable and in the best interests of Global Med and its shareholders; (ii) has approved the Offer and Merger in accordance with the Colorado Business Corporation Act and the Colorado Corporations and Associations Act; (iii) has adopted the Merger Agreement; (iv) has approved and authorized the execution and delivery of the Merger Agreement; and (v) recommends that the shareholders of Global Med accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

In arriving at its recommendation, your board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. The Purchaser previously mailed to you a copy of its Offer to Purchase and related materials (including letters of transmittal for use in tendering your Shares to the Purchaser in the Offer). Those documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read carefully all of the materials delivered to you.

Thank you for your continued support of Global Med.

Very truly yours,

Michael I. Ruxin, M.D.
Chairman of the Board and Chief Executive
Officer